Exhibit 99.1

Vermilion Energy Inc. Announces $0.215 CDN Cash Dividend for May 15, 2017 Payment Date and Announces Director Appointment

CALGARY, April 13, 2017 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.215 CDN per share payable on May 15, 2017 to all shareholders of record on April 24, 2017.  The ex-dividend date for this payment is April 20, 2017.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

We commenced prorating the Premium DividendTM component of our Dividend Reinvestment Plan by 25%, beginning with the dividend paid on October 17, 2016, and announced a further 25% proration starting with the dividend paid on January 17, 2017.  We have increased the proration factor by a further 25% beginning with the April 17, 2017 dividend payment. Eligible shareholders who have elected to participate in the Premium DividendTM component will receive a 1.5% premium on 25% of their participating shares, and the regular cash dividend on the remaining 75% of their shares.  Subject to unexpected changes in the commodity price outlook, it is our intent to discontinue the Premium DividendTM component beginning with the July 2017 dividend payment, such that there would be no further equity issuance under the Premium DividendTM component of our Dividend Reinvestment Plan.

DIRECTOR APPOINTMENT

Vermilion is pleased to announce that Mr. William Roby will be appointed to the Board of Directors effective April 26, 2017.

Mr. Roby brings 33 years of experience in various senior management and executive positions primarily from a number of U.S. and international management positions with Occidental Petroleum Corporation from 1997 to 2013, most recently as Senior Vice President, Worldwide Operations and Production/Facility Engineering. From 2013 to 2014, he acted as Chief Operating Officer of Sheridan Production Company, LLC, a Houston based oil and gas company with production in excess of 50,000 boe/d. Mr. Roby holds a Bachelor of Mechanical Engineering degree from Louisiana State University.

Mr. Roby will be included as a nominee for election as a director of Vermilion at our upcoming annual general meeting of shareholders to be held on Friday, April 28, 2017 at 10:00 am MDT (the "Meeting"). As the appointment of Mr. Roby was not determined as of the mailing of Vermilion's notice of meeting, proxy statement and information circular dated March 22, 2017 (the "Circular"), the Circular included fixing the number of directors to be elected as nine and set forth nine nominees for election as directors. At the Meeting shareholders will be asked to approve a resolution fixing the number of directors to be elected at ten, and a resolution to elect each of the nominees set forth in the Circular and Mr. Roby as directors of Vermilion. Vermilion recommends to fix the number of directors to be elected at the Meeting at ten, and that shareholders elect the nominees named in the Circular and Mr. Roby as directors of Vermilion. Mr. Roby does not currently own any common shares of Vermilion.

We look forward to the contributions that Mr. Roby will make to our Board of Directors and to the ongoing success of Vermilion.

In addition, Mr. Claudio Ghersinich has advised that he will not be standing for re-election to Vermilion's Board in 2017. Mr. Ghersinich has been a director of Vermilion since 1994. He was one of the three co-founders of Vermilion and served most recently as Executive Vice President, Business Development from 2005 to 2008. Mr. Ghersinich was a key contributor to Vermilion's success and we wish to thank him for his contributions to Vermilion, the Board, Audit and Independent Reserves Committees.  On behalf of the entire management and board of directors of Vermilion, we would like to thank Mr. Ghersinich for his significant contributions to Vermilion's success over the years, and we wish him the best in his future endeavours.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Management and directors of Vermilion hold approximately 5% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

TM denotes trademark of Canaccord Genuity Capital Corporation.

SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: please contact: Kyle Preston, Director Investor Relations, TEL: (403) 476-8431 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 13-APR-17